Van Kampen Trust
Van Kampen Strategic Income Fund

A Special Meeting of the Shareholders of the Van Kampen Strategic Income Fund, a series of the Van Kampen Trust, took place on December 6, 2000 to approve a Plan of Liquidation and Dissolution. The Plan of Liquidation and Dissolution provides that the Adviser will sell the Fund's Portfolio securities and other assets, pay creditors or establish reserves for such payments and distribute the net proceeds of such sales. The shareholders had the opportunity to elect to receive their liquidation distributions in cash or exchange their shares for shares of one or more other Van Kampen Fund(s).
The number of shares voted in the affirmative for the proposal were 3,527,672; the number of shares voted against the proposal were 175,465; and those votes abstaining were 253,250.